[ING FUNDS LOGO]

August 25, 2009

VIA EDGAR

Mr. Jeffrey A. Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	ING Variable Portfolios, Inc. (on behalf of ING Global Equity Option Portfolio)
File Nos. 333-05173; 811-07651

Dear Mr. Foor,

This letter responds to comments provided to Christopher C. Okoroegbe by Mark Cowan on August 19, 2009 in connection with a proxy that was filed on August 10, 2009 by ING Variable Portfolios, Inc. (the “Registrant”) on behalf of ING Global Equity Option Portfolio (the “Portfolio”).  Set forth below are the Registrant’s responses to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”).

1.               Comment: Explain why the ING Intermediate Bond Portfolio was selected as the default investment option for all shareholders.

Response:  The Insurance Companies that use the Portfolio as an investment option for certain variable annuity products have notified the investment adviser that allowing the liquidation proceeds to be reinvested in a money market fund would ultimately subject contract owners to adverse treatment/adjustments related to certain contract guarantees. Consequently, in order to avoid an adverse outcome to contract holders who do not make an election regarding reinvestment of the liquidation proceeds prior to the liquidation, such proceeds will be reinvested in the ING Intermediate Bond Portfolio, which is the next least volatile investment option available under the contracts.

2.               Comment: Clarify the disclosure regarding what constitutes a quorum at the Special Meeting.

Response:  The Registrant believes that adequate disclosure regarding quorum requirements at the Special Meeting has been provided under the section titled “What are the voting rights and the quorum requirements?” on page 7 of the proxy.

3.               Comment: Please provide the usual Tandy representation.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2278.

Very truly yours,

/s/Chris C. Okoroegbe
Chris C. Okoroegbe

Counsel

ING U.S. Legal Services

Attachments

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC
Philip H. Newman, Esq.
Goodwin Procter LLP

Attachment A

August 25, 2009

VIA EDGAR

Jeffrey A. Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:	ING Variable Portfolios, Inc.
File Nos. 333-05173; 811-07651

Dear Mr. Foor:

ING Variable Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:	Philip H. Newman, Esq.
Goodwin Procter LLP